UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

November 28, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

CreoScitex Corporation Ltd.
P.O. Box 330
Herzlia B, Israel 46103
Tel. 972-9-9597222
Fax. 972-9-9502922
www.creoscitex.com/leaf

FOR IMMEDIATE RELEASE

Leaf America Formed to Provide Digital Photography
Solutions to the Professional Market

Herzlia, ISRAEL (November 28, 2000) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), via its Leaf Products group, and Mamiya America Corporation, jointly announce the formation of Leaf America.

Leaf America is established to provide digital photography solutions to the professional imaging industry. This new organization will focus on increasing Leaf product market share by providing complete digital solutions for all medium and large format cameras.

Starting operations January 1, 2001, Leaf America will distribute all CreoScitex/Leaf digital camera products throughout the United States, Puerto Rico and the US Virgin Islands. The Leaf solutions, Leaf Volare™, Leaf Cantare™ and Leaf Cantare XY™, as well as, the newly announced Leaf C-Most™ digital camera back, will be marketed by Leaf America.

Adina Shorr, Corporate Vice President of CreoScitex stated: "We are very excited at the prospects of this alliance with Mamiya America Corporation. Mamiya's in- depth understanding of the photographers' needs, as well as the company's expertise in delivering solutions to the imaging market will help us address the demanding professional photographer market."

Jan Lederman, President of Mamiya America Corporation, noted: "We have decided to venture into the digital world with CreoScitex/Leaf as their products are perfectly suited to our long-term goal of providing the imaging world with the best available tools."

CreoScitex/Leaf is a world-renowned industry leader in providing cutting edge digital photography solutions and has positioned the Leaf name as the standard by which other digital backs are benchmarked. Mamiya America Corporation is a market leader in the distribution of high-end photographic equipment. This new alliance brings together two major forces in professional photography to assist photographers in making the transition to the digital workflow.

Leaf America offices will be located at 8 Westchester Plaza, Elmsford NY 10523.

Tel: 866-4US-LEAF           Fax: 914-347-181

Email: info@leafamerica.com

www.leafamerica.com

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About Leaf

In 1992, Leaf Products pioneered the first high-end digital camera back for professional studio photography, the Leaf DCB™. Setting the standards for high-quality digital photography, the Leaf family today includes the Leaf Volare™, Leaf Cantare™ and Leaf Cantare XY™ digital camera backs.

About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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©2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Mamiya America Corporation

Mamiya America Corporation (MAC) is a leading exclusive distribution and marketing company for several major professional photographic products, manufactured by prominent companies from Japan, Sweden and Germany and the USA. Through a customized approach in marketing, sales, advertising, customer service and support, Mamiya America Corporation has significant market share of the American market. Products registered as American trademarks include Mamiya, Sekonic and Profoto, plus others. Mamiya America Corporation is a privately held US corporation headquartered in New York. Data is subject to change without notice.

Contacts:

CreoScitex America, Inc. - Leaf
Michal Adar
Tel: 1-781-280-7744
Fax: 1-781-280-7120
Email: michal_adar@creoscitex.com
www.creoscitex.com

Mamiya America Corporation
Jan Lederman
Tel: 1-914-347-3300
Fax: 1-914-347-3309
Email: info@mamiya.com
www.mamiya.com

Leaf America
Mark Rezzonico
Tel: 1-866-4US-LEAF
Fax: 1-914-347-1812
Email: markr@leafamerica.com
www.leafamerica.com